January 28, 2025

Pankaj Mohan
Chief Executive Officer
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, NJ 08540

       Re: Sonnet BioTherapeutics Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 22, 2025
           File No. 333-284408
Dear Pankaj Mohan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.